UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

CKE RESTAURANTS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
12561E105
(CUSIP Number)
Richard H. Pickup
2321 Alcova Ridge Drive
Las Vegas, Nevada 89134
(702) 240-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 31, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12561E105

1	NAMES OF REPORTING PERSONS Richard H. Pickup

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		813,800 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,813,000 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		813,800 (1)

WITH	10	SHARED DISPOSITIVE POWER

1,813,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,626,800 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Consists of (i) 13,800 shares owned directly by Mr. Pickup; and (ii) 400,000 shares owned directly by Pickup Family Trust, and 400,000 shares owned directly by TB Fund, LLC, over all of which shares Mr. Pickup has sole investment and voting power.
(2) Consists of (i) 1,000,000 shares owned directly by Dito Caree LP, 375,000 shares owned directly by Dito Devcar, LP, 73,000 shares owned directly by Pickup Charitable Remainder Unitrust I, and 100,000 shares owned directly by Pickup Charitable Remainder Unitrust II, over all of which shares Mr. Pickup shares investment and voting power; and (ii) 265,000 shares owned by Carole Pickup, Mr. Pickup’s spouse, over which Mr. Pickup is deemed to have shared investment and voting power. Mr. Pickup disclaims beneficial ownership of the shares owned by his spouse.
(3) Consists of the sum of all shares referenced in footnotes 1 and 2 above.
(4) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 55,186,442 shares of Common Stock outstanding as of December 3, 2009, as reported in the Company’s Quarterly Report on Form 10-Q filed on December 8, 2009.

Page 2 of 5 Pages

CUSIP No.	12561E105
This Amendment No. 8 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2003, as amended through Amendment No. 7 thereto (“Amendment No. 7”), which was filed with the Commission on February 12, 2009 (as so amended, the “Schedule 13D”). This Amendment No. 8 is filed to update, and to correct certain errors in, the Schedule 13D and to report that Richard H. Pickup has ceased to be the beneficial owner of more than five percent of the Common Stock (the “Common Stock”) of CKE Restaurants, Inc. (the “Company”). This is the final amendment to the Schedule 13D and an exit filing for Mr. Pickup.
The following entities were identified as reporting persons and as constituting a “group” with Mr. Pickup in the Schedule 13D in each case, in error: Dito Caree LP, a Nevada limited partnership (“Dito Caree”), Pickup Family Trust (“Family Trust”), TB Fund, LLC, a Nevada limited liability company (“TB Fund”), Dito Devcar, LP, a Nevada limited partnership (“Dito Devcar”), Pickup Charitable Remainder Unitrust II (“Pickup CRUT II”), Dito Devcar Corporation, a Nevada corporation (“DDC”), Plus Four Equity Partners, LP, a Nevada limited partnership (“Plus Four”), TD Investments, LLC, a Nevada limited liability company (“TD Investments”), and Vintage Trust II (“Vintage”). As of the date of Amendment No. 7, none of the aforementioned nine entities individually owned more than 5% of the outstanding shares of Common Stock. As of the date of Amendment No.7, Mr. Pickup may be deemed to be the beneficial owner of the shares of Common Stock then owned by each of the aforementioned nine entities, except for Vintage and TD Investments, both of which should not have been included in the Schedule 13D, as well as of the shares of Common Stock then owned by Pickup Charitable Remainder Unitrust I (“Pickup CRUT I”) (collectively, the “Entities”).
Item 2. Identity and Background
The description contained herein amends and restates in its entirety Item 2 in the Schedule 13D.
The person filing this Schedule 13D is Richard H. Pickup. As of the date of this Amendment No. 8, Mr. Pickup may be deemed to be the beneficial owner of the shares of Common Stock owned by each of the Entities, other than DDC and Plus Four (collectively, the “Controlled Entities”). However, no formal arrangement, agreement or understanding has at any time been entered into by and between Mr. Pickup and/or any of the Controlled Entities concerning the shares of Common Stock, the holding, voting or disposition of such shares, or the acquisition of additional such shares, and Mr. Pickup and each of the Controlled Entities disclaim constituting a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.
Mr. Pickup is self-employed as a professional investor. The principal office and business address of Mr. Pickup is 2321 Alcova Ridge Drive, Las Vegas, Nevada 89134.
Over the past five years, neither Mr. Pickup, nor any of the Controlled Entities, including any officer or director of any such corporation identified herein, or any trustee of any such trust identified herein, or any general partner of any such partnership identified herein, have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Pickup is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
The first paragraph of Item 3 in the Schedule 13D is deleted in its entirety.
Item 5. Interest in Securities of the Issuer
The description contained herein amends and restates in its entirety Item 5 in the Schedule 13D.
(a) As of the date of this Amendment No. 8, Mr. Pickup may be deemed to beneficially own an aggregate of 2,626,800 shares of the Common Stock, constituting 4.8% of the shares of Common Stock outstanding, which includes 265,000 shares owned by Carole Pickup, Mr. Pickup’s spouse. Mr. Pickup disclaims beneficial ownership of all shares of the Common Stock owned by his spouse.

Page 3 of 5 Pages

CUSIP No.	12561E105
(b) Of the aggregate of 2,626,800 shares of Common Stock that Mr. Pickup may be deemed to beneficially own, as of the date of this Amendment No. 8, Mr. Pickup (i) has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, an aggregate of 813,800 such shares, and (ii) has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 1,813,000 such shares.
Joseph W. Moody shares with Mr. Pickup the power to vote or direct the vote of, and to dispose or direct the disposition of, all 1,813,000 shares of the Common Stock collectively owned directly by Dito Caree, Dito Devcar, Pickup CRUT I, and Pickup CRUT II. Carole Pickup, the spouse of Mr. Pickup, is deemed to share with Mr. Pickup the power to vote or direct the vote of, and to dispose or direct the disposition of, all 265,000 shares of the Common Stock owned directly by Mrs. Pickup. Mr. Moody’s principal occupation is serving as the manager and Chief Financial Officer of Plus Four Management, LLC, a Nevada limited liability company; Mrs. Pickup is a homemaker. The business address for Mr. Moody is 2532 Dupont Drive, Irvine, California 92612. During the last five years, neither Mr. Moody nor Mrs. Pickup has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mr. Moody and Mrs. Pickup is a citizen of the United States.
(c) During the last sixty days the following transactions were effected by Mr. Pickup and the Controlled Entities:
(1)	Family Trust acquired 25,000 shares of Common Stock on the open market on January 7, 2010, at a price of $8.10 per share.

(2)	Dito Devcar acquired 25,000 shares of Common Stock on the open market on February 10, 2010, at a price of $8.35 per share.

(3)	Pickup CRUT I acquired 25,000 shares of Common Stock on the open market on February 10, 2010, at a price of $8.33 per share.
(d) Not applicable.
(e) On March 31, 2009, DDC, of which Mr. Pickup was then the President and a member of the Board of Directors, dissolved and distributed its assets to Vintage, its sole shareholder, an entity that was previously identified as a reporting person in the Schedule 13D in error and which should not have been included in the Schedule 13D. The assets so distributed by DDC to Vintage included (i) 1,503,100 shares of Common Stock that DDC then owned directly (the “Former DDC Shares”), and (ii) DDC’s equity interest in Plus Four, as the sole member of the sole partner thereof, at a time when Plus Four owned directly 100,000 shares of the Common Stock (the “Plus Four Shares”). Mr. Pickup ceased, upon the dissolution of DDC on March 31, 2009, to have any beneficial ownership interest in the Former DDC Shares and the Plus Four Shares. Therefore, on such date, excluding 1,160,800 other shares of Common Stock owned on the date of Amendment No. 7 by Vintage, and 500,000 shares of Common Stock owned on the date of Amendment No. 7 by TD Investments, all of which were included in Mr. Pickup’s aggregate beneficial ownership disclosure in the Schedule 13D, in error, Mr. Pickup’s beneficial ownership of the shares of Common Stock of the Company decreased from 4,130,400 shares on the date of Amendment No. 7, representing approximately 7.6% of the outstanding shares of Common Stock on such date (reported erroneously as 5,791,200 shares on the Schedule 13D, representing approximately 10.6% of the outstanding shares of Common Stock on such date) to 2,527,300 shares, representing approximately 4.6% of the outstanding shares of Common Stock on March 31, 2009, with each such percentage calculated based on 54,654,250 shares of Common Stock outstanding as of March 18, 2009, as reported in the Company’s Annual Report on Form 10-K filed on March 25, 2009, and Mr. Pickup accordingly ceased to be the beneficial owner of more than five percent of the shares of Common Stock on such date. No portion of this decrease in percentage of beneficial ownership of the Common Stock was attributable to transactions effected on the open market. This is the final amendment to the Schedule 13D and an exit filing for Mr. Pickup.

Page 4 of 5 Pages

CUSIP No.	12561E105
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2010

/s/ Richard H. Pickup
RICHARD H. PICKUP

Page 5 of 5 Pages